October 29, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attention: Janice Adeloye

Re:	Onyx Acquisition Co. I Registration Statement on Form S-1 Filed October 7, 2021 File No. 333-260110

Dear Janice Adeloye,

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby joins in the request of Onyx Acquisition Co. I that the effective date of the above- referenced Registration Statement be accelerated so as to permit it to become effective at 4:00

p.m. ET on November 2, 2021, or as soon as thereafter practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned wishes to advise you that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of the security, as may copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities and Exchange Act of 1934, as amended.

[signature page follows]

Very truly yours,

BTIG, LLC

By: /s/ Gil Ottensoser

Name: Gil Ottensoser

Title: Managing Director, Investment Banking